EXHIBIT 99.1

Brookfield Renewable and KKR to Partner for a New Growth Stage in X-Elio

 Brookfield Renewable and KKR will own X-Elio through a 50/50 partnership

The transaction, subject to customary closing conditions, is expected to close in the fourth quarter of 2019

All amounts in U.S. dollars unless otherwise stated

MADRID, Spain and LONDON, July 03, 2019 (GLOBE NEWSWIRE) -- Brookfield Renewable Partners L.P. (TSX: BEP.UN; NYSE: BEP) together with its institutional partners (“Brookfield Renewable”) and KKR today announced a definitive agreement to form a 50/50 joint venture for X-Elio. Brookfield Renewable and KKR will hold joint governance of the X-Elio board. As part of the transaction, Brookfield Renewable will acquire Acek’s 20% stake and 30% of KKR’s stake in X-Elio for a total commitment in the range of $500 million.

Headquartered in Spain, X-Elio is one of the largest independent solar platforms globally with 273 megawatts of operating capacity, 1,413 megawatts under construction and a broader 4,800 megawatt development pipeline across major solar markets including Spain, the United States, Mexico, Chile and Japan. X-Elio also has a proven track record as a premier developer of solar assets globally having developed over 2,000 megawatts of capacity at strong returns.

Sachin Shah, CEO of Brookfield Renewable, said: “We are delighted to be partnering with KKR through this transaction and are pleased that we share a vision for X-Elio’s strong prospects as a solar development leader. This is a unique opportunity to invest in a high-quality portfolio of operating assets including a near-term pipeline of construction assets with an experienced management team, integrated development platform and best-in-class contracting capabilities. This investment allows us to grow our solar capabilities to include global solar development and offers another meaningful growth lever for our business.”

Tara Davies, Member and Head of European Infrastructure at KKR, commented: “We’re looking forward to working alongside Brookfield and building on our close relationship with X-Elio’s management to help the business progress to the next stage of its growth. Our continued commitment to X-Elio builds on our strong track record of developing renewable energy assets and investing behind the global renewable energy transition.”

Jorge Barredo López, CEO of X-Elio, said: “This announcement marks the beginning of an exciting new stage for X-Elio. Brookfield brings further global expertise and a depth of management and operating experience and I look forward to working with both Brookfield and KKR going forward. Acek has been pivotal to X-Elio’s story to date, and I would like to thank them for their commitment and support throughout these years.”

The transaction is subject to customary closing conditions and is expected to close in the fourth quarter of 2019.

Brookfield Renewable Partners

Brookfield Renewable operates one of the world’s largest publicly traded, pure-play renewable power platforms. Its portfolio consists of hydroelectric, wind, solar and storage facilities in North America, South America, Europe and Asia, and totals over 17,000 megawatts of installed capacity and an 8,000 megawatt development pipeline. Brookfield Renewable is listed on the New York and Toronto stock exchanges. Further information is available at https://bep.brookfield.com. Important information may be disseminated exclusively via the Brookfield Renewable website; investors should consult the site to access this information.

Brookfield Renewable is the flagship listed renewable power company of Brookfield Asset Management, a leading global alternative asset manager with over $365 billion of assets under management.

KKR:

KKR is a leading global investment firm that manages multiple alternative asset classes, including private equity, energy, infrastructure, real estate and credit, with strategic partners that manage hedge funds. KKR aims to generate attractive investment returns for its fund investors by following a patient and disciplined investment approach, employing world-class people, and driving growth and value creation with KKR portfolio companies. KKR invests its own capital alongside the capital it manages for fund investors and provides financing solutions and investment opportunities through its capital markets business. References to KKR's investments may include the activities of its sponsored funds. For additional information about KKR & Co. Inc. (NYSE:KKR), please visit KKR's website at www.kkr.com and on Twitter @KKR_Co.

X-ELIO:

X-ELIO (www.X-ELIO.com) is a company specialized in the development, construction, operation and maintenance of solar plants with a presence in the United States, the Middle East, Japan, South Africa, Latin America (Mexico and Chile among others), Australia, Southeast Asia, Italy and Spain. In 2018 it achieved a revenue in excess of €130M.  The firm has accumulated experience in the construction of solar plants of more than 2GW, it currently has 23 PV plants in operation in 13 countries. The group is a global leader in renewable and sustainable energy, with a strong commitment to the reduction of greenhouse gases and the fight against climate change.

Contact information:

Brookfield Renewable:

Media:	Investors:

Marie Fuller	Divya Biyani
Vice President – Communications	Director – Investor Relations
+44 (0)20 7408 8375	(416) 369-2616
marie.fuller@brookfield.com	divya.biyani@brookfield.com

KKR:

Alastair Elwen
Finsbury
+44 (0)20 7251 3801
alastair.elwen@finsbury.com

X-ELIO

Óscar Torres / Eva Tuñas
Kreab
+34 685 929 026 / +34 91 702 71 70
otorres@kreab.com / etunas@kreab.com

Cautionary Statement Regarding Forward-looking Statements
This news release is not an offer of securities for sale or a solicitation of an offer to purchase securities. The information in this news release may not contain, and you may not rely on this new release as providing, all material information concerning the condition  (financial  or  other),  earnings,  business  affairs,  business  prospects,  properties  or  results  of  operations  of  Brookfield Renewable or KKR.  This news release contains forward-looking statements and information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “intend”, “aim”, “will”, “may”, “expect”, “expand”, “estimate”, “build”, “believe”, “anticipate” and derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release include statements regarding the objectives, plans and goals of each of Brookfield Renewable and KKR in respect of the joint venture, the timing of closing of the transaction, the expectation that the closing conditions, including required approvals, will be satisfied, and the anticipated benefits from the transaction.  Although each of Brookfield Renewable and KKR believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, you should not place undue reliance on them, or any other forward-looking statements or information in this news release. Future performance and prospects of each of Brookfield Renewable and KKR are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Renewable or KKR to differ materially from those contemplated or implied by the statements in this news release include (without limitation) weather conditions and other factors which may impact generation levels at facilities; economic conditions in the jurisdictions in which Brookfield Renewable or KKR operate; ability to sell products and services under contract or into merchant energy markets; changes to government regulations, including incentives for renewable energy; ability to complete development and capital projects on time and on budget; inability to finance operations or fund future acquisitions due to the status of the capital markets; health, safety, security or environmental incidents; regulatory risks relating to the power markets in which Brookfield Renewable or KKR operate, including relating to the regulation of our assets, licensing and litigation; risks relating to internal control environment; contract counterparties not fulfilling their obligations; changes in operating expenses, including employee wages, benefits and training, governmental and public  policy  changes, and other risks associated with the construction, development and operation of power generating facilities. For further information on these known and unknown risks as they relate to Brookfield Renewable, please see “Risk Factors” included in the Form 20-F of Brookfield Renewable Partners L.P.

The foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent Brookfield Renewable’s and KKR’s views as of the date of this news release and should not be relied upon as representing Brookfield Renewable’s and KKR’s views as of any subsequent date. While it is anticipated that subsequent events and developments may cause the views of Brookfield Renewable and KKR to change, each of Brookfield Renewable and KKR disclaim any obligation to update the forward-looking statements, other than as required by applicable law.